Loans to Subsidiaries

On December 8, 2005, we, Shinhan Financial Group, approved the extension of loans in the aggregate principal amount of KRW 40 billion and KRW 20 billion to Shinhan Capital and Jeju Bank respectively. We will fund these loans by issuing debentures in the domestic market on December 16, 2005. The following is a detailed summary of transactions.

• Summary of Transactions

< Loan to Shinhan Capital>

1. Name of the Subsidiary (debtor) : Shinhan Capital
2. Aggregate Principal Amount of the Loan: KRW 40 billion
3. Loan Origination Date : December 16, 2005
4. Total Loans to Shinhan Capital (as of December 16, 2005) : KRW 572,660 million
5. Maturity : December 16, 2008
6. Interest Rate : Our domestic funding rate plus 20 basis points
7. Use of Proceeds : Business operation
8. Date of Approval : December 8, 2005

< Loan to Jeju Bank>

1. Name of the Subsidiary (debtor) : Jeju Bank
2. Aggregate Principal Amount of the Loan: KRW 20 billion
3. Loan Origination Date : December 19, 2005
4. Total Loans to Shinhan Card (as of December 19, 2005) : KRW 43,140 million
5. Maturity : January 19, 2011
6. Interest Rate : Our domestic funding rate plus 40 or up to 70 basis points
7. Use of Proceeds : Business operation
8. Date of Approval : December 8, 2005